UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F/A
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Shell Canada Limited

(Name of the Subject Company)
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Royal Dutch Shell plc
Shell Investments Limited

(Bidders)
Common Shares

(Title of Class of Securities)
822567103

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000
February 8, 2007

(Date tender offer first publisehd, sent or given to security holders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$1,438,719,986*	$287,744
*	For purposes of determining the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value of the Shell Canada common shares to be received by Royal Dutch Shell plc, assuming acceptance of the Offer by all holders of Shell Canada Limited common shares and options in the United States, is calculated as follows: multiplying (x) 38,016,118, the number of shares of Shell Canada Limited held by shareholders in the U.S. or subject to options held by persons in the U.S., by (y) CAD $45.00, the price to be paid for the shares held by such shareholders, and (z) applying an exchange rate of $0.8410 USD$/CAD$, the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on February 6, 2007.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $287,744
Form or registration no.: Schedule 13E-3
Filing Party: Royal Dutch Shell plc
Date Filed: February 8, 2007

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
     (a) Offer and Circular dated as of February 8, 2007 including the Letter of Transmittal and Notice of Guaranteed Delivery. (1)
     (b) Directors’ Circular dated as of February 8, 2007.(1)
     (c) Offer and Circular Supplement dated as of March 5, 2007.
     (d) Directors’ Circular Supplement dated as of March 5, 2007.
Item 2. Informational Legends.
     (a) See page 1 of the Offer and Circular dated as of February 8, 2007.(1)
     (b) See page 3 of the Offer and Circular Supplement dated as of March 5, 2007.

(1)	Previously filed with Bidders’ Schedule 14 D1-F filed on February 8, 2007 (File No. 005-50218)

This Supplement to the Offer to Purchase disclosure document dated February 8, 2007 is being made available to shareholders of Shell Canada Limited in compliance with applicable U.S. securities laws.

Neither the U.S. Securities and Exchange Commission nor any securities commission of any state of the United States of America or any province or territory of Canada has approved or disapproved of this transaction or passed upon the merits or fairness of this transaction or upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

March 5, 2007

SUPPLEMENT TO THE
SHELL INVESTMENTS LIMITED
a wholly-owned indirect subsidiary of

ROYAL DUTCH SHELL plc

OFFER TO PURCHASE FOR CASH

all of the Common Shares
of

SHELL CANADA LIMITED

not already held by Shell Investments Limited or its affiliates at a price of
Cdn. $45.00 per Common Share in Cash

The offer (the “Offer”) by Shell Investments Limited (the “Offeror”), a wholly-owned indirect subsidiary of Royal Dutch Shell plc (“RDS”) (which, for purposes of the U.S. securities Laws, is also a “bidder”), to purchase all of the issued and outstanding common shares (the “Common Shares”) in the capital of Shell Canada Limited (“Shell Canada”), including all Common Shares which may become outstanding on or after the date of this Offer and prior to the Expiry Time (as defined below) upon the exercise of Options (as hereinafter defined) or other rights to acquire Common Shares, but excluding Common Shares already held by the Offeror or its affiliates, will be open for acceptance until 8:00 p.m. (Toronto time), on March 16, 2007, unless the Offer is extended or withdrawn by the Offeror (the “Expiry Time”). The Offeror, together with its affiliates, holds as of the date hereof 643,308,858 Common Shares, representing approximately 78% of the currently issued and outstanding Common Shares.

The board of directors of Shell Canada (the “Board of Directors”), on the recommendation of a committee of independent directors of Shell Canada (the “Special Committee”), has concluded that the Offer is fair to holders of Common Shares other than the Offeror or its affiliates (“Shareholders”). The Board of Directors recommends that Shareholders accept the Offer and tender their Common Shares pursuant to the terms of this Offer. CIBC World Markets Inc., the independent valuator and financial advisor to the Special Committee, has provided an opinion to the Special Committee that the consideration under the Offer is fair, from a financial point of view, to Shareholders. The Board of Directors has informed the Offeror that the directors of Shell Canada intend to deposit pursuant to the terms of this Offer any outstanding Common Shares owned by them before the Expiry Time. For further information, see the accompanying Directors’ Circular.

For a discussion of important factors of the Offer, please see “Special Factors” starting on page 4.

Questions and requests for assistance may be directed to CIBC Mellon Trust Company (the “Depositary”), to Morgan Stanley Canada Limited or Scotia Capital Inc. (together, the “Dealer Managers”), or to Kingsdale Shareholder Services Inc. (the “Information Agent”). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Managers, the Information Agent, or the Depositary at their respective addresses shown below.

The Dealer Managers for the Offer are:

Morgan Stanley Canada Limited
Suite 3700, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:
(416) 943-8400
Facsimile:
(416) 943-8320
For further information contact:
Matthew Hind

- and -

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 – 2nd Street S.W.
Calgary, Alberta
T2P 2W1

Telephone:
(403) 213-7777
Facsimile:
(403) 298-4099
For further information contact:
David Baboneau

The Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 361, Toronto, Ontario

Shareholders Call Toll Free: (866) 851-4179 (English and French)
Banks and Brokers Call Collect: (416) 867-2272
E-mail: contactus@kingsdaleshareholder.com

The Depositary for the Offer is:

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, Canada
M5L 1G9

or

600 The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

For Information Call:

Telephone: (416) 643-5500
Toll Free: (800) 387-0825
E-mail: inquiries@cibcmellon.com

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States. Financial information regarding Shell Canada included or referred to herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities Laws may be affected adversely by the fact that the Offeror is incorporated under the Laws of Canada and RDS is incorporated under the laws of England and Wales and that some or all of their respective officers and directors are resident outside the United States, that certain of the Dealer Managers, the Information Agent and the Depositary and most of the experts named in the Circular are residents of Canada, and that all or a substantial portion of the assets of the Offeror, RDS and said Persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under United States federal securities Laws may also be affected adversely by the fact that Shell Canada is incorporated under the Laws of Canada, that some or all of its directors are residents of Canada and that all or a substantial portion of the assets of Shell Canada and said Persons may be located outside the United States.

Shareholders should be aware that the Offeror, RDS or their respective affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of any related securities of Shell Canada, during the period of the Offer, as permitted by applicable Canadian provincial or territorial Laws. See Section 12 of the Offer, “Market Purchases”.

Shareholders in the United States should be aware that the disposition of Common Shares by them pursuant to the Offer may have tax consequences both in Canada and in the United States. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

FORWARD-LOOKING STATEMENTS

The Offer and Circular Supplement contains forward-looking statements concerning the financial condition, results of operations and businesses of RDS, the Offeror and the Shell Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations, assumptions and other factors and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of RDS, the Offeror or the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of RDS, the Offeror and the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included in the Offer and Circular Supplement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in the Offer and Circular Supplement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Each forward-looking statement speaks only as of the date of the Offer and Circular Supplement. None of RDS, the Offeror, or any member of the Shell Group undertakes any obligation publicly to update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in the Offer and Circular Supplement.

The following is a Supplement to the Offer to Purchase disclosure document comprised of the Offer and the Circular, dated February 8, 2007. This Supplement should be read in conjunction with the Offer, the Circular, Shell Canada’s Directors’ Circular (the “Directors’ Circular”), and the Supplement to the Directors’ Circular. Shareholders are urged to read the Offer, the Circular, the Directors’ Circular, the Supplement to the Directors’ Circular and this Supplement to the Offer and Circular in their entirety. Unless context requires otherwise, capitalized terms used herein out not defined herein have the respective meanings set out in the Offer and Circular.

I.  THE OFFER

4.	Conditions to the Offer (Offer, page 14)

The following will replace the second to last paragraph of Section 4 of the Offer in its entirety:

“The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror during the pendency of the Offer in its sole discretion at any time. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time during the pendency of the Offer in its sole discretion, without prejudice to any other rights which the Offeror may have. Although RDS is deemed to be a bidder for U.S. securities law purposes, it may not assert and/or waive any of the foregoing conditions. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror during the pendency of the Offer. If the Offeror waives a material condition, it will extend the expiration date of the Offer, if necessary, so that the Offer will remain open for at least five days following the waiver (or longer if required under applicable Canadian laws). All conditions to the Offer, other than those involving the receipt of governmental approvals, must be satisfied or waived prior to taking up, purchasing or paying for the Common Shares.”

II.  SPECIAL FACTORS

7.	Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada — Plans for Shell Canada and Effects of the Offer (Circular, page 29)

The first paragraph of Section 7 of the Circular is substituted with the following in its entirety:

“Upon completion of the Offer, and assuming the Offer results in the Offeror acquiring all of the Common Shares, each of the Offeror’s and RDS’s interest in the earnings and net book value of Shell Canada as of December 31, 2006, would increase from approximately 78% to 100%, which, in each case, represents an increase of $384 million and $2,116 million, respectively. For reporting purposes under IFRS and U.S. GAAP, RDS currently consolidates Shell Canada and records a minority interest. Accordingly, the Offeror and its shareholders will be the beneficiaries of any future increases in the value of Shell Canada and will bear the entire risk of all losses incurred in the operation of, and all decreases in the value of, Shell Canada. Shareholders will no longer have an equity interest in Shell Canada and will therefore cease to benefit from, and bear any of the risks incident to, ownership of an equity interest in Shell Canada.”

The third paragraph of Section 7 of the Circular is substituted with the following in its entirety:

“If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends: (i) to de-list the Common Shares from the TSX; (ii) to cause Shell Canada to cease to be a “reporting issuer” for purposes of relevant Canadian securities Laws; and (iii) to terminate the registration of Shell Canada under the U.S. Exchange Act such that Shell Canada will no longer be subject to the periodic reporting obligations tender offer regulations or securities ownership reporting obligation of the U.S. Exchange Act, or otherwise be subject to the U.S. federal securities Laws applicable to public companies. The effect of these actions will be that Shell Canada will no longer be required to file publicly, or provide to security holders or others, financial information or timely disclosure with respect to its business and affairs, Shell Canada, and that the liquidity and market value of any remaining Common Shares held by the public may be adversely affected. See Section 16 of this Circular, “Effect of the Offer on the Market for Common Shares; Stock Exchange Listing; and Public Disclosure by Shell Canada”. Shell Canada, however, will remain part of the RDS consolidated reporting group for U.S. Exchange Act purposes. For a further discussion of the effects of the Offer, please see Section 4 of this Circular, “Background to the Offer”.

11.	Fairness of the Proposed Transaction (Circular, page 31)

Section 11 of the Circular is substituted in its entirety with the following:

“The boards of directors of the Offeror and RDS believe that the Offer is fair to the unaffiliated Shareholders of Shell Canada. In reaching this conclusion, the Offeror and RDS noted the CIBC World Markets Valuation, the CIBC World Markets Fairness Opinion delivered to the Special Committee of the Board of Directors of Shell Canada, the recommendation of the Board of Directors and the factors being considered by, and the analyses and conclusions being made by, the Board of Directors and have expressly adopted these factors, analyses and conclusions, including the analyses and conclusions set forth in the Directors’ Circular Supplement under “Recommendation of the Special Committee and the Board of Directors”. See also Section 6 of this Circular, “Reasons to Accept the Offer”.

The transaction proposed herein does not require the approval of unaffiliated security holders of Shell Canada. Except as disclosed herein, none of RDS, the Offeror or Shell Canada is aware of any firm offer by an unaffiliated third party during the past two years with respect to a merger or consolidation of Shell Canada, the sale or other transfer of all or any substantial portion of the assets of Shell Canada, or a purchase of securities of Shell Canada that would enable such person to exercise control over Shell Canada.”

III.  THE CIRCULAR

30.	Financial Information (Circular, page 51)

The information set forth in Section 30 of the Circular is supplemented by the following:

The balance sheet information shown below as of December 31, 2005 and as of December 31, 2006 and the statement of operations data for the fiscal year ended December 31, 2005 and for the fiscal year ended December 31, 2006, which are set forth below, are derived from the unaudited consolidated financial statements of Shell Canada for the quarter and year ended December 31, 2006, included in Shell Canada’s Report on Form 6-K for the month of January 2007. All information is reported in Canadian dollars.

Summary Financial Information of Shell Canada Limited(a)

Consolidated Balance Sheet
(Canadian GAAP)
($ millions)
(unaudited)

		Dec. 31, 2005
	Dec. 31, 2006	(restated)(b)

Assets
Current assets	$2,912	$3,929
Non current assets	14,644	9,737
Total assets	17,556	13,666

Liabilities
Current liabilities	4,626	2,996
Noncurrent liabilities	3,350	2,471
Total liabilities	7,976	5,467

Shareholders’ Equity
Capital stock	530	524
Retained earnings	9,050	7,675
Total shareholders’ equity	9,580	8,199
Total liabilities and shareholders’ equity	17,556	13,666

Consolidated Statement of Earnings and Retained Earnings
(Canadian GAAP)
($ millions, except as noted)
(unaudited)

	Total Year
		2005
	2006	(restated)(b)

Total Revenues	$14,806	$14,394
Total Expenses	12,571	11,627

Earnings
Earnings before income tax	2,235	2,767
Total income tax	497	766
Earnings	1,738	2,001
Per common share (dollars)
Earnings — basic	2.11	2.43
Earnings — diluted	2.09	2.40
Common shares outstanding (millions — weighted average)	825	825

Earnings and Total Comprehensive Income
(U.S. GAAP)
($ millions, except as noted)
(unaudited)

Year
2005

Canadian GAAP earnings(b)	$2,001
GAAP Adjustments increase (decrease):	3
U.S. GAAP earnings attributable to common shareholders	2,004
Minimum liability adjustment net of tax	(82)
Other comprehensive income	1,922

Earnings
Per common share (dollars)
Earnings — basic	2.43
Earnings — diluted	2.40

(a)	Shell Canada does not prepare U.S. GAAP reconciliations to its Consolidated Statement of Cash Flows or to its Consolidated Balance Sheet based on the assessment that the differences are immaterial.

(b)	Change in Accounting Policy: Shell Canada adopted Emerging Issues Committee (EIC) Abstract 162 “Stock Based Compensation For Employees Eligible to Retire Before The Vesting Date” with prior period restatement as required. The EIC mandates that employees who are eligible to retire at the grant date, or will become eligible to retire during the vesting period, should have their stock-based compensation awards recognized at the earliest eligible retirement date.

The impact of this change resulted in a long-term incentive plan (LTIP) reduction in expense of $10 million for the year ended December 31, 2006 (2005 — $13 million increase in expense). These changes also resulted in corresponding increases/decreases to the Cash from Operating Activities section of the Consolidated Statement of Cash Flows. Earnings per common share are increased by 0.01 for the period ended December 31, 2006 (2005 — 0.01 decrease). On a diluted basis, earnings per common share are increased by 0.02 (2005 — 0.01 decrease).

This Supplement to the Shell Canada Limited Directors’ Circular dated February 8, 2007 is being made available to shareholders of Shell Canada Limited in compliance with applicable U.S. securities laws.

This Supplement to the Directors’ Circular, together with the Supplement to the RDS Circular and related documents, are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner and have received these documents directly from RDS or Shell Canada, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

SUPPLEMENT TO THE

SHELL CANADA LIMITED

DIRECTORS’ CIRCULAR

relating to the Offer by

SHELL INVESTMENTS LIMITED

a wholly-owned indirect subsidiary of

ROYAL DUTCH SHELL plc

to purchase all of the common shares of

SHELL CANADA LIMITED

not already held by Shell Investments Limited or its affiliates for

CDN$45.00 IN CASH PER COMMON SHARE

THE BOARD OF DIRECTORS OF SHELL CANADA LIMITED HAS RECOMMENDED
THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR
COMMON SHARES TO THE OFFER.

March 5, 2007

NOTICE TO UNITED STATES SECURITYHOLDERS

The Offer referred to herein is made for the securities of a Canadian issuer and while the Offer and Directors’ Circular are subject to Canadian disclosure requirements, Shareholders should be aware that these requirements are different from those of the United States. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that Shell Canada is located in Canada, a majority of its officers and directors are Canadian residents and all or a substantial portion of the assets of Shell Canada and said persons may be located outside of the United States.

FORWARD-LOOKING STATEMENTS

This Supplement to the Directors’ Circular contains or references “forward-looking statements” by Shell Canada that are based on expectations, estimates and projections as of the date of this Supplement to the Directors’ Circular. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook.

This cautionary statement expressly qualifies the forward-looking statements by Shell Canada contained or referred to in this Supplement to the Directors’ Circular. Readers are cautioned not to place undue reliance on forward-looking statements. Although Shell Canada believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this Supplement to the Directors’ Circular, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause Shell Canada’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project start-up, schedules and execution, market competition, labour availability, material and equipment shortages, constraints on infrastructure, the uncertainties involving the geology of oil and gas deposits and resources and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, the receipt of regulatory approvals, stakeholder engagement, the fulfillment of Shell Canada’s sustainable development criteria, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of Shell Canada. These risks and uncertainties also include the risks that the Offer will be unsuccessful for any reason and the Offeror will not be able to obtain the required approvals or clearances from regulatory authorities on a timely basis, if at all, or will otherwise not complete the Offer.

The forward-looking statements contained in this Supplement to the Directors’ Circular are made as of the date hereof and Shell Canada does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or referenced in this Supplement to the Directors’ Circular, whether as a result of new information, future events or otherwise, except as required by law.

The following is a Supplement to the Shell Canada Limited Directors’ Circular dated February 8, 2007. This Supplement should be read in conjunction with the RDS Circular, the Supplement to the RDS Circular and the Directors’ Circular. Shareholders are urged to read the RDS Circular, the Supplement to the RDS Circular, the Directors’ Circular and this Supplement in their entirety. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings set out in the Directors’ Circular.

I.	Recommendation of the Special Committee and the Board of Directors (Directors’ Circular, page 6)

This Section is supplemented by replacing the first paragraph with the following:

The Special Committee has unanimously concluded that the Offer is fair to Shareholders and unaffiliated Shareholders, and has recommended that the Board of Directors recommend that Shareholders accept the Offer and tender their Shares to the Offer. The Board of Directors has unanimously concluded (subject to the abstentions referred to below) that, based on the recommendations of the Special Committee and the factors referred to below, the Offer is fair to Shareholders, and that the Offer is fair to unaffiliated Shareholders and recommends that Shareholders accept the Offer and tender their Shares to the Offer. The Board of Directors has approved the entering into of the Support Agreement, which requires the making of the Offer by the Offeror.

2

This Section is supplemented by replacing the third through sixth paragraphs with the following:

The conclusions of the Special Committee and the Board of Directors that the Offer is fair to Shareholders and unaffiliated Shareholders, and the recommendations of each of the Special Committee and the Board of Directors are based on the following material substantive factors:

•	the Offer Price is at the midpoint of the fair market value range for the Shares of $42 to $48 per Share as determined by an independent valuator, CIBC World Markets, in the Valuation (See “Valuation and Fairness Opinion” below);

•	the opinion of an independent valuator, CIBC World Markets, that, as of January 22, 2007, the consideration to be offered to Shareholders under the Offer is fair, from a financial point of view, to Shareholders (See “Valuation and Fairness Opinion” below);

•	the Offer Price represents a substantial premium (of approximately 37.2%) over the closing trading price of the Shares on the TSX on October 20, 2006, the last trading day immediately preceding the announcements by RDS and Shell Canada of the Proposal, and a premium of 45.4% over the closing trading price of the Shares on the TSX on September 22, 2006, the trading day 30 calendar days prior to such announcement;

•	the consideration offered under the Offer is cash, which provides Shareholders who tender into the Offer an opportunity to immediately realize value for their Shares, especially when viewed against the risks inherent in any long term business plan (including, in the case of Shell Canada, risks associated with fluctuations in oil and gas prices, operating conditions and costs, demand for oil and receipt of regulatory approvals);

•	if the Offer is not successful, trading prices for the Shares on the TSX may decline significantly;

•	the fact that, given RDS’ shareholdings in Shell Canada, there is no practical prospect of a competing offer for the Shares by a third party;

•	the active arm’s-length negotiations between the Special Committee and RDS, which resulted in the Offer Price being increased from $40.00 per Share to $45.00 per Share;

•	the Offer in effect requires the ‘approval’ of unaffiliated Shareholders, either through their individual tender to the Offer or by way of the majority of the minority approval required for any Subsequent Acquisition Transaction (as defined in the RDS Circular) (subject to exemptions available in Rule 61-501 and Regulation Q-27);

•	in the event of a Subsequent Acquisition Transaction, non-tendering Shareholders would likely have the right to apply to a court for a determination of the fair value of their Shares;

•	the Board of Directors considered and decided to support the Offer by approving the Support Agreement and recommending that Shareholders accept the Offer;

•	other terms of the Support Agreement, including the limitations on the ability of the Offeror to modify certain terms of the Offer in a manner which is adverse to Shareholders, and the right of Shell Canada to terminate the Support Agreement under certain circumstances (See “Support Agreement” below); and

•	in the case of the Board of Directors, the Special Committee process, including the retention of Ogilvy Renault LLP as independent legal advisors and CIBC World Markets as independent valuator and the recommendation of the Special Committee.

The Special Committee and the Board of Directors also considered that, if the Board of Directors did not agree to recommend the Offer to Shareholders pursuant to the Support Agreement and RDS or the Offeror decided not to make an offer to Shareholders, Shareholders would not have the opportunity to consider a cash offer at a premium to market. Further, if RDS or the Offeror were to make an offer directly to Shareholders without the recommendation of the Special Committee and the Board of Directors, it may have been at a price less than the price negotiated by the Special Committee.

3

The conclusions of the Special Committee and the Board of Directors that the Offer is fair to Shareholders and unaffiliated Shareholders, and the recommendations of each of the Special Committee and the Board of Directors are based on the following material procedural factors:

•	the Special Committee was composed of independent directors who were not officers of, nor affiliated with, the Offeror or RDS;

•	the Special Committee members were adequately compensated for their time and their compensation did not hinge on the decision of the Special Committee;

•	the Special Committee members will not benefit from the successful completion of the Offer in a manner different from any unaffiliated Shareholders;

•	the mandate of the Special Committee included the authority to negotiate with RDS the terms, conditions, structure and other matters relating to the Proposal;

•	the mandate of the Special Committee provided that the Special Committee would act as the primary point of contact for Shell Canada in respect of contacts made by RDS in connection with the proposal;

•	the Special Committee knew it had no obligation to recommend any particular course of action or endorse any particular position to the Board of Directors;

•	the fact that the Special Committee retained and was advised by Ogilvy Renault LLP as its independent legal advisors;

•	the fact that the Special Committee retained and was advised by CIBC World Markets as its independent valuator;

•	the active arm’s-length negotiations between the Special Committee and RDS, which resulted in the Offer Price being increased from $40.00 per Share to $45.00 per Share;

•	the opinion of an independent valuator, CIBC World Markets, that, as of January 22, 2007, the consideration to be offered to Shareholders under the Offer is fair, from a financial point of view, to Shareholders (See “Valuation and Fairness Opinion” below);

•	the Offer Price is at the midpoint of the fair market value range for the Shares of $42 to $48 per Share as determined by an independent valuator, CIBC World Markets, in the Valuation (See “Valuation and Fairness Opinion” below);

•	the Offer in effect requires the ‘approval’ of unaffiliated Shareholders, either through their individual tender to the Offer or by way of the majority of the minority approval required for any Subsequent Acquisition Transaction (subject to exemptions available in Rule 61-501 and Regulation Q-27);

•	in the event of a Subsequent Acquisition Transaction, non-tendering Shareholders would likely have the right to apply to a court for a determination of the fair value of their Shares; and

•	the Board of Directors considered and decided to support the Offer by approving the Support Agreement and recommending that Shareholders accept the Offer.

While the Special Committee and the Board of Directors believe each of the factors set out above supported its decision to recommend that Shareholders accept the Offer, the Special Committee and the Board of Directors also recognize as an adverse factor that if the Offer is successfully completed, it will eliminate the opportunity for current Shareholders whose Shares are acquired under the Offer to participate in the longer term potential benefits of the business of Shell Canada to the extent that those benefits exceed those potential benefits reflected in the Offer Price. The Special Committee and the Board of Directors also considered that Shareholders who do not tender their Shares to the Offer will be able to continue to participate in those longer term potential benefits of the business of Shell Canada (subject to the ability of the Offeror to acquire their Shares through a Compulsory Acquisition or a Subsequent Acquisition Transaction, as defined in the RDS Circular), but, if the Offer is completed, may, depending upon the number of Shares acquired by the Offeror, encounter increased illiquidity which could affect the market value of their Shares. Furthermore, depending upon the number of Shares purchased by the Offeror pursuant to the Offer, Shell Canada may fail to continue to qualify for listing on the TSX (which could further affect the liquidity and market value of the Shares held by any Shareholder who

4

chose not to tender their Shares in the Offer) and may cease to be subject to U.S. and Canadian reporting requirements, in which case, Shell Canada may cease to regularly provide its Shareholders with reports concerning its performance.

As described above, in assessing the fairness of the Offer, the Special Committee and the Board of Directors considered the current market price of the Shares and the historical market prices of the Shares and compared them to the Offer Price. The Special Committee and the Board of Directors considered the valuation approach set out in the Valuation, in particular the discounted cash flow (“DCF”) approach and the net asset value approach set out therein which, based on the advice of CIBC World Markets, the Special Committee and the Board of Directors believe to be the most appropriate valuation methodologies for the Shares. In particular, the Special Committee and the Board of Directors considered CIBC World Markets’ advice that the DCF analysis is the most broadly used valuation methodology in the oil and gas industry and that the DCF analysis reflects the growth prospects and risks inherent in Shell Canada’s operations by taking into account the free cash flow operating capability of it assets. The Special Committee and the Board of Directors believe, based on CIBC World Markets’ advice, that the approach taken in the Valuation in essence values the Shares on a going concern basis. The Special Committee considered the use of other possible approaches to valuation, such as a net book value approach and a liquidation value approach, and concluded based on the advice of CIBC World Markets that such approaches were not as appropriate as those set forth in the Valuation. In particular, the Special Committee did not consider liquidation value to be relevant because such an analysis would assume the liquidation of Shell Canada. As there are no plans to liquidate Shell Canada, such an analysis would not be appropriate in the circumstances.

The Special Committee and the Board of Directors are not aware of any firm offers from an unaffiliated third party during the past two years for: (i) the merger or consolidation of Shell Canada with or into another company, (ii) the sale or transfer of all or the substantial part of the assets of Shell Canada, or (iii) a purchase of Shares that would enable the holder to exercise control of Shell Canada and therefore did not consider any such offers in assessing the fairness of the Offer. As the Special Committee and the Board of Directors are not aware of any prior valuations, as defined in the Rules, prepared in respect of Shell Canada or the Shares during the last two years, they did not consider any valuations other than the Valuation in assessing the fairness of the Offer. A number of shareholders provided to the Special Committee their views on the value of the Offer, which the Special Committee considered in the course of its deliberations as to the fairness of the Offer.

The foregoing discussion of the factors reviewed by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Special Committee and the Board of Directors did not find it practicable to, and therefore did not, quantify or assign relative weights to specific factors or methodologies in reaching its conclusion. In addition, individual members of the Special Committee and the Board of Directors may have given different weights to different factors.

5

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following documents are filed as exhibits to this Schedule:

Exhibit
No.	Description
A	Audited consolidated financial statements of Shell Canada for the years ended December 31, 2005, 2004 and 2003, and the related U.S. GAAP reconciliation, incorporated by reference to pages 62 through 82 of Exhibit 99.B and pages 33 through 35 of Exhibit 99.A, respectively, of Shell Canada’s Annual Report on Form 40-F for the fiscal year ended December 31,2005.(1)

B	Unaudited consolidated financial statements of Shell Canada for the quarter and year ended December 31, 2006, incorporated by reference to pages 24 through 38 of Exhibit 99.1 of Shell Canada’s Report on Form 6-K for the month of January 2007, furnished to the SEC on January 29, 2007. (1)

(1) Previously filed with Bidders’ Schedule 14 D1-F filed on February 8, 2007 (File No. 005-50218)

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertakings.
(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
Item 2. Consent to Service of Process
(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.(1)
(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

(1) Previously filed with Bidders’ Schedule 14 D1-F filed on February 8, 2007 (File No. 005-50218)

PART IV
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2007

Royal Dutch Shell plc

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes

Title: Secretary

Shell Investments Limited

By:	/s/ Arnold MacBurnie

Name: Arnold MacBurnie

Title: Chief Executive Officer